July 07, 2006

PERSONAL & CONFIDENTIAL

Mr. Howard Ratti
Alberta, Canada

Dear Howard,

It is my pleasure to formally extend to you an offer of employment with Gobi Gold Inc. as President and Chief Executive Officer based at Head Office in Vancouver. This position reports to The Board of Directors of Gobi Gold Inc.

If you accept this offer, we would like your employment to commence at a mutually acceptable time but no later than July 31st, 2006.

The terms of this employment offer are:

1. Base salary of $200,000.00 CDN per annum, paid monthly. Performance and base compensation will be reviewed annually, though the starting salary has been set as the 2006 salary so the first salary review will be during the first quarter 2007.

2. Eligibility for a discretionary annual incentive with a target of 50% of base salary. Annual incentive can be adjusted to pay from 0 to 2 times the target incentive based on a combination of individual and company performance compared to pre-established objectives (i.e. payout can range from 0 to 100% of base salary). If there is a payment based on 2006 performance it will be made in the first quarter of 2007 and will be pro-rated based on the period of 2006 employment.

3. Long-term incentives will be in the form of common share purchase options. Upon acceptance of this offer, you will be granted an option to purchase 500,000 common shares of Gobi Gold Inc. at a price of $1.50 per share, valid for a period of five years. The options will vest as follows: 10% immediately, 15% in six months, 15% in 12 months, 15% in 18 months, 15% in 24 months, 15% in 30 months and 15% in 36 months. You will also be eligible to receive a minimum of 100,000 additional common share purchase options each year subject to performance review and a 36 month vesting period as outlined above.

4. You will be required to sign standard confidentiality, non-solicitation and ownership of intellectual property documents.

5. Vacation: In 2006, vacation entitlement will be 8 work days. In 2007 vacation entitlement will be 20 work days, excluding statutory holidays. An increase in annual vacation entitlement will be considered after two and three years' service.

6. Personal Expenses: The company will bear your costs up to $20 000 for accommodation in Vancouver and travel between Edmonton and Vancouver, for a period not to exceed six months.

7. Directors' and Officers' Liability Insurance: Upon employment, the company will complete the purchase of $5,000,000 coverage in a timely manner.

If you are in agreement with the terms of this offer, please sign a copy of this letter and return it to the undersigned.

We look forward to working with you and having you lead Gobi Gold Inc. during the forthcoming period of corporate development and growth.

Sincerely,

Wade K. Dawe
Director

ACCEPTED and AGREED

HM Ratti 7th July 2006

Howard Ratti
Date: